EXHIBIT 99.9

Media Release

BHP and Rio Tinto welcome first Caterpillar battery-electric haul trucks to the Pilbara
05 December 2025

PERTH, Australia--(BUSINESS WIRE)-- Australia’s first Cat® 793 XE Early Learner battery-electric haul trucks have arrived at BHP’s Jimblebar iron ore mine in the Pilbara, marking the start of on-site testing, in collaboration with Rio Tinto, of Caterpillar’s battery-electric heavy haulage technology in the region that powers the nation’s economy.
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The two Early Learner trucks, delivered through an industry-first collaboration between BHP, Rio Tinto and Caterpillar represent a major step toward a more sustainable future in mining, designed to deliver zero exhaust emissions while maintaining productivity and performance.
Once safely commissioned, the trials will begin to test the viability of battery-electric technology as an alternative to diesel usage in large-scale iron ore mining operations. The trials will help inform the development of technology, processes, infrastructure and people required to support lower greenhouse gas emissions machines and mine sites of the future.
Decarbonisation of Pilbara iron ore operations will rely on technology advancements and breakthroughs in research and development, which is why BHP and Rio Tinto are working closely with Caterpillar,

Media Release

supported by WesTrac, to accelerate development and transition their fleets as soon as commercially and operationally viable.
Following the joint trial, BHP and Rio Tinto will independently determine progress towards scaled trials within their respective operational environments.
BHP Western Australia Iron Ore Asset President Tim Day said: “Powering up our first battery-electric haul trucks in the Pilbara is an important step forward on the mining industry’s road to decarbonisation.
“Replacing diesel isn’t just about changing energy sources, it’s about reimagining how we operate and creating the technologies, infrastructure and supply chains to transform mining operations. These trials will help us understand how all the pieces of the puzzle fit together: the battery technologies, generation and charging infrastructure, power management, as well as the supply chains to potentially deliver this at scale.
“A significant shift like this demands a strong commitment to research and development, coupled with collaboration across the industry. This is going to take time to get right, which is why trials like this one with Rio Tinto and Caterpillar are so critical.
“These trials are a critical part of this work as we bring the testing to the reality of the Pilbara. We're excited about what we’ll learn about how best to deliver the breakthroughs required to accelerate this transition.”
Rio Tinto Iron Ore Pilbara Mines Managing Director Andrew Wilson said: “Decarbonising Rio Tinto’s fleet across our 18 Pilbara mines is a significant challenge. By exploring solutions like this to reduce emissions, we hope that, over time, we will be able to move away from diesel.
“No single company can achieve zero emissions haulage on its own. It takes the whole industry working together. That’s why we’re working with BHP and Caterpillar to develop new solutions that will reduce emissions in mining and help us reach our net zero commitments.
“Through this industry-first collaboration to test Cat 793 XE Early Learner battery-electric haul trucks in Pilbara conditions, we hope to meet our shared goals as quickly and efficiently as we can.”
Caterpillar Inc. Resource Industries Sales Services and Technology Senior Vice President Marc Cameron said: “The arrival of the Early Learner trucks in the Pilbara marks a significant milestone in the journey toward a more sustainable future.
“By working side by side with our customers, we’re delivering solutions to help them solve their toughest challenges while learning together each step of the way. This collaboration is key to accelerating innovation and shaping the next generation of mining technology, and we’re excited to be on this journey together with our Early Learner customers.”
Ongoing testing and development throughout this trial will enable learning toward future deployment. This will inform the approach for testing a larger number of haul trucks and the potential integration of battery-electric haul truck fleets into each company’s operations.
The collaboration reflects the shared ambitions of BHP, Rio Tinto and Caterpillar to support BHP’s and Rio Tinto’s respective net zero operational greenhouse gas emissions goals by 2050.

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